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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED 2011 JUL 1 PM 1:59

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CENTRADE SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 HA'ORZIM STREET, #26
(No. and Street)

NETANYA (City) ISRAEL (State) 42237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHARON RASHTI (212) 809-4225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO., CPA
(Name – *if individual, state last, first, middle name*)

3150 140TH STREET, RM 6C (Address) FLUSHING (City) NY (State) 11354 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 141006-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NO. 191

AUTHENTICATION OF SIGNATURE

I the undersigned, Moshe Aharony

Notary at Natanya

Hereby certify that on 23/02/2011 there appeared before me at my office

Mr. (Mrs) (Miss) **Sharon Rashti** who is known to me personally
Whose identity was proved to me by Identity Booklet (passport)
No **33281692**

Issued by Ministry of the Interior at Natanya on 04/03/1992 .

And signed of his (her) (their) own free will the above document the

attached document marked "A"

In witness whereof I hereby authenticate the signature(s) of

Mr. (Mrs) . (Messis).(Misses) **Sharon Rashti**

By my own signature and Signature date 23/02/2011

al

Signature

NOTAIRE * MOSHE AHARONY * NOTARY

OATH OR AFFIRMATION

I, SHARON RASHTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTRADE SECURITIES CORP, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Centrade Securities Corp.

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
New York, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To the Board of Directors
Centrade Securities Corp.

We have audited the accompanying statement of financial condition of Centrade Securities Corp. as of December 31, 2010, and the related statements of income, changes in stockholders' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrade Securities Corp. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yin Shen, CPA
Yin Shen Co. CPA
New York, New York
February 21, 2011

Centrade Securities Corp.

Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	26,405
Receivable from clearing organizations		16,559
Prepaid expenses		5,097
Deposits with clearing organizations		53,586
Furniture, equipment at cost,		7,316
Less accumulated depreciation		(2,748)
Total assets		106,215

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable, and accrued expenses		15,917
Corporate taxes payable		1,480
Total liabilities		17,397
Stockholders' Equity		
Common stock		25,000
Additional paid-in capital		47,000
Retained earnings		16,818
Total stockholders' equity		88,818
Total liabilities and stockholders' equity	$	106,215

The accompanying notes are an integral part of these financial statements

Centrade Securities Corp.

Statement of Income
for the Year Ended December 31, 2010

REVENUES:	
Commissions	$ 151,822
Other income	137,063
Interest and dividends	22
	288,907
EXPENSES:	
Employee compensation and benefits	91,157
Exchange, and clearance fees	46,864
Communications and data processing	61,003
Occupancy	6,083
Professional fees	34,269
Regulatory expense	2,126
Other expenses	39,209
	280,711
INCOME BEFORE INCOME TAXES	8,196
PROVISION FOR INCOME TAXES	1,480
NET INCOME (LOSS)	$ 6,716

The accompanying notes are an integral part of these financial statements

Centrade Securities Corp.

Statement of Cash Flows
for the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 6,716
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	650	
(Increase) decrease in operating assets:		
Deposits in clearing house	(6)	
Prepaid expenses	(5,097)	
Commission receivable	8,392	
Increase (decrease) in operating liabilities:		
Tax liabilities	1,480	
Accrued expenses	8,095	13,514
Total adjustments		
Net cash used in operating activities		20,230
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	3,696	3,696
Net cash used in investing activities		3,696
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid in	-	-
Net cash provided by financing activities		-
INCREASE IN CASH		16,534
CASH AT BEGINNING OF THE YEAR		9,871
CASH AT END OF THE YEAR		$ 26,405

The accompanying notes are an integral part of these financial statements

Centrade Securities Corp.

Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2010

	Capital Stock Common			Additional Paid-in	Retained	Total Stockholders'
	Shares		Amount	Capital	Earnings	Equity
Balance at December 31, 2009	200	$	25,000	47,000	10,106	82,106
					-	-
Net income(loss)					6,716	6,716
Prior period adjustment	-			-	(4)	(4)
Balance at December 31, 2010	200		25,000	47,000	16,818	$ 88,818

The accompanying notes are an integral part of these financial statements

Centrade Securities Corp.
Notes to Financial Statements

For the Year Ended December 31, 2010

1. Organization and nature of business

Centrade Securities Corp. (the Company) is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The name under which it was formed was Trade Center Securities Corp. The Company is exempt from SEC customer protection rules under the Paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company is a New Jersey corporation organized on April 7, 2004.

2. Significant Accounting Policies

Basis of Presentation
The Company is engaged in a single line of business as an introducing broker for retailing corporate equity securities over-the-counter. The Company's income is based on commission for the services provided. The Company does not carry customers' accounts. Customers' securities are transacted through accounts of clearing organizations on a fully disclosed basis pursuant to the requirements of SEC rules 17a-3 and 17a-4. The financial statements reflect their retailing securities activities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur which reflected on clearing organizations' statements.

The Company does not transact securities on their own clearing accounts.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and minimum required dollar amount is $5,000. At December 31, 2010, the Company was in compliance with these regulations. The company's net capital ratio was 0.22 to 1, and exceed required dollar amount limit by $74,153.

4. Income tax

For the tax purpose, the Company is an S subchapter corporate with a single shareholder, and as such, the Company does not pay federal income taxes. The Company is liable to the state corporation filings and payable to franchise taxes.

5. Depreciation

The Company employed straight line method to depreciate its office furniture and equipment using estimate useful life for seven years and five years.

6. Commitments and Contingencies

The Company's office rent is accrued and paid for $500.00 per month. The term is based on month by month. The office lease ceased in April 2010 and the Company uses home based equipment for the trading operation.

7. Subsequent events

In preparing these financial statements, management has considered subsequent events through February 21, 2011.

Centrade Securities Corp.

Supplement Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2010

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

The Company is a broker-dealer and is exempt from the provision of SEC Rule 15c3-3, Paragraph (k)(2)(ii). The conditions of exemption are being maintained.

Centrade Securities Corp.

SCHEDULE I
Computation of Net capital Under rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2010

NET CAPITAL		
Total stockholders' equity		$ 88,818
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		88,818
Deductions:		
Non-allowable assets		
Prepaid expenses	(5,097)	
Furniture, and equipment, net	(4,568)	(9,665)
		79,153
Net capital before haircuts on securities positions		
Haircuts on securities		
	-	-
NET CAPITAL		$ 79,153
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses, and other liabilities	17,397	17,397
Total aggregate indebtedness		$ 17,397
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		1,160
Minimum dollar required:		5,000
Excess net capital		$ 74,153
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar amount		$ 73,153
Ratio: Aggregate indebtedness to net capital		0.22 to 1

Centrade Securities Corp.

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2010)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	80,634
Adjustments:		
Difference due to offsetting various assets accounts against related liabilities		(1,481)
Net capital per above	$	79,153

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
Centrade Securities Corp.

In planning and performing our audit of the financial statements of Centrade Securities Corp. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen Co. CPA
New York, New York
February 21, 2011